================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             PRESIDIO CAPITAL CORP.
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   G722011109
                                 (CUSIP Number)
                             -----------------------

                                STEPHEN M. DOWICZ
                                885 THIRD AVENUE
                               NEW YORK, NY 10022
                            TEL. NO.: (212) 371-3047
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                  MARCH 5, 1998
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].


================================================================================


                               Page 1 of 22 Pages

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 2 OF 22 PAGES
          ----------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Partners
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    217,171
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  217,171
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  217,171
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  2.17%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 3 OF 22 PAGES
          ----------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Institutional Partners, L.P.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)  X                (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    395,015
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  395,015
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  395,015
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  3.95%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 4 OF 22 PAGES
          ----------

(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Endowment Partners
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    137,094
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  137,094
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  137,094
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   1.37%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 5 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     MHD Management Co.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    354,265
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  354,265
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  354,265
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  3.54%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 6 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     M.H. Davidson & Co.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    12,049
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  12,049
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  12,049
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)   .12%
                                                        ---------

(14)  Type of Reporting Person    PN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 7 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner Advisers Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    395,015
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  395,015
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  395,015
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  3.95%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 8 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Marvin H. Davidson
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   792,829
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  792,829
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  792,829
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  7.93%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                          PAGE 9 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Thomas L. Kempner, Jr.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF, PF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    1,072
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   792,829
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  1,072
Person With                                   -------------------
                  (10)  Shared Dispositive Power  792,829
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  793,901
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [X]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  7.94%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 10 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Stephen M. Dowicz
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   792,829
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  792,829
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  792,829
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  7.93%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 11 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Scott E. Davidson
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   792,829
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  792,829
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  792,829
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  7.93%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 12 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Michael J. Leffell
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   United States
                                         ------------------------

Number of          (7)  Sole Voting Power    -
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   792,829
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  -
Person With                                   -------------------
                  (10)  Shared Dispositive Power  792,829
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  792,829
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  7.93%
                                                        ---------

(14)  Type of Reporting Person    IN
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 13 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Thomas L. Kempner Foundation Inc.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    272
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  272
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  272
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.003%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 14 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner International Ltd.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   British Virgin Islands
                                         ------------------------

Number of          (7)  Sole Voting Power    31,500
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  31,500
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  31,500
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.32%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 15 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Thomas Kempner and Thomas L. Kempner, Jr. Trustees U/A/D 10/31/83 FBO Thomas Nathaniel Kempner
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    200
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  200
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  200
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.002%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 16 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Sexton Freund 1984 Family Trust
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  WC
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   New York
                                         ------------------------

Number of          (7)  Sole Voting Power    300
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  300
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  300
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.003%
                                                        ---------

(14)  Type of Reporting Person    OO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 17 OF 22 PAGES
          ----------


(1)  Name of Reporting Persons.  S.S. or I.R.S. Identification
     Nos. of Above Persons
     Davidson Kempner International Advisors, L.L.C.
     ------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)   X               (b)
        -----------------     -----------------------------------

(3)  SEC Use Only

(4)  Source of Funds  AF
                    ---------------------------------------------

(5)  Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]
                                   ------------------------------

(6)  Citizenship or Place of Organization   Delaware
                                         ------------------------

Number of          (7)  Sole Voting Power    31,500
Shares Bene-                             ------------------------
ficially           (8)  Shared Voting Power   -
Owned by Each                              ----------------------
Reporting          (9)  Sole Dispositive Power  31,500
Person With                                   -------------------
                  (10)  Shared Dispositive Power  -
                                                -----------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person  31,500
            -----------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  [ ]
            -----------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)  0.32%
                                                        ---------

(14)  Type of Reporting Person    CO
                              -----------------------------------

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 18 OF 22 PAGES
          ----------


                  This Amendment No. 5 to Schedule 13D relates to shares of Class A Common Stock, par value $.01 per share (the "Common Stock"), of Presidio Capital Corp. (the "Company") and amends the original statement on Schedule 13D (the "Initial Statement") filed on January 16, 1996 as amended by Amendment No. 1 dated March 31, 1997, Amendment No. 2 dated April 17, 1997, Amendment No. 3 dated August 20, 1997 and Amendment No. 4 dated December 3, 1997 (the "Schedule 13D") amends Items 4, 5, 6 and 7 of the Schedule 13D.

                  The Schedule 13D is hereby amended as follows:

Item 4.           Purpose of the Transaction.
Item 5.           Interest in Securities of the Issuer.

                  Items 4 and 5 of Schedule 13D as previously filed are amended to include the following supplemental information:

                  In Amendment No. 4 to the Initial Statement, the Reporting Persons disclosed that on December 3, 1997, the Reporting Persons commenced working with Angelo, Gordon & Co. and Stonehill Investment Corporation ("Stonehill") with a view to formulating responses to one or more proposals from Presidio Holding Company, LLC ("Presidio").

                  On March 5, 1998, in a privately negotiated transaction, the Reporting Persons through a newly formed limited liability company, entered into an agreement with Presidio, an entity affiliated with Angelo, Gordon & Co. and entities affiliated with Stonehill, pursuant to which the Reporting Persons contributed all of the Shares of the Company beneficially owned by them to Presidio Property Holding Company ("PPHC"), a newly formed limited liability company, in exchange for a membership interest in PPHC. In connection with the closing under that agreement, the Reporting Persons withdrew their previous request that Jeffrey H. Aronson (who is affiliated with Angelo, Gordon & Co., L.P.) and Thomas Kempner (who is affiliated with the Reporting Persons) be elected as members of the Board of Directors of the Company. It is expected that as a result of the previously announced reverse stock split by the Company, PPHC will be the sole stockholder of the Company.

                  Reference is made to the Operating Agreement of PPHC dated March 5, 1998, a copy of which is filed as an exhibit hereto, and the Schedule 13D filed by Presidio and entities affiliated therewith for further information relating to PPHC.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  On March 5, 1998 the Reporting Persons, through a newly formed limited liability company, an affiliate of Angelo, Gordon & Co. and entities affiliated with Stonehill, and Presidio entered into an Operating Agreement pursuant to which the Reporting Persons contributed all of their shares of the Company owned by them to Presidio Property Holding Company, LLC ("PPHC") in exchange for membership interests in PPHC. It is

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 19 OF 22 PAGES
          ----------


expected that as a result of the previously announced reverse stock split by the Company, PPHC will be the sole stockholder of the Company.

                  The Reporting Persons, represented for this purpose by M.H. Davidson & Co., together with Angelo Gordon & Co., have executed and delivered a Memorandum to the Board of Directors of the Company, dated March 5, 1998, with drawing their previous request that Jeffrey H. Aronson and Thomas L. Kempner, Jr. be elected as members of the Board of Directors of the Company.


Item 7.           Material to be Filed as Exhibits

         Exhibit 1.                 Operating Agreement of Presidio Property
                                    Holding Company, LLC.

         Exhibit 2. Memorandum to the Board of Directors of the Company dated March 5, 1998, from Angelo Gordon & Co. and M.H. Davidson & Co.

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 20 OF 22 PAGES
          ----------

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 1998

                                            DAVIDSON KEMPNER PARTNERS
                                              By MHD Management Co., its
                                              general partner

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                General Partner


                                            DAVIDSON KEMPNER INSTITUTIONAL
                                            PARTNERS, L.P.
                                              By Davidson Kempner Advisers
                                              Inc., its general partner

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                Secretary


                                            DAVIDSON KEMPNER ENDOWMENT PARTNERS
                                              By MHD Management Co., its
                                              general partner

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                General Partner


                                            MHD MANAGEMENT CO.

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                General Partner

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 21 OF 22 PAGES
          ----------


                                            DAVIDSON KEMPNER ADVISERS INC.

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                Secretary



                                                /s/ Marvin H. Davidson
                                                ----------------------
                                                Marvin H. Davidson


                                                /s/ Thomas L. Kempner, Jr.
                                                --------------------------
                                                Thomas L. Kempner, Jr.


                                                /s/ Stephen M. Dowicz
                                                ---------------------
                                                Stephen M. Dowicz


                                                /s/ Scott E. Davidson
                                                ---------------------
                                                Scott E. Davidson


                                                /s/ Michael J. Leffell
                                                ----------------------
                                                Michael J. Leffell


                                            THOMAS L. KEMPNER FOUNDATION
                                            INC.


                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                President


                                            DAVIDSON KEMPNER INTERNATIONAL LTD.

                                               By Davidson Kempner International
                                                      Advisors, L.L.C.


                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                A Managing Member

                                  SCHEDULE 13D


CUSIP NO. G722011109                                         PAGE 22 OF 22 PAGES
          ----------

                                            THOMAS KEMPNER AND THOMAS L.
                                            KEMPNER, JR. TRUSTEES U/A/D 10/31/83
                                            FBO THOMAS NATHANIEL KEMPNER

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr., Trustee


                                            SEXTON FREUND 1984 FAMILY TRUST

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr., Trustee


                                            DAVIDSON KEMPNER INTERNATIONAL
                                            ADVISORS, L.L.C.

                                            By: /s/ Thomas L. Kempner, Jr.
                                            -----------------------------
                                                Thomas L. Kempner, Jr.
                                                A Managing Member